Exhibit 99.1

NICE Reports 35% Record Cloud Growth for Third Quarter 2020
Annualized Cloud Revenue Run Rate Surpasses $800 Million
Q3 Cash Flow From Operations Increased 20% to $99 Million

Hoboken, New Jersey, November 12, 2020 - NICE (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights

GAAP	Non-GAAP
Cloud revenue of $202 million, growth of 34% year-over-year	Cloud revenue of $204 million, growth of 35% year-over-year
Total revenue of $410 million, growth of 6% year-over-year	Total revenue of $412 million, growth of 7% year-over-year
Gross margin of 65.8% compared to 65.7% last year	Gross margin of 71.0% compared to 70.9% last year
Cloud gross margin of 56.6% compared to 51.6% last year	Cloud gross margin of 65.6% compared to 61.9% last year
Operating income of $62 million compared to $56 million last year, an increase of 11%	Operating income of $117 million compared to $106 million last year, an increase of 10%
Operating margin of 15.1% compared to 14.4% last year	Operating margin of 28.3% compared to 27.4% last year
Diluted EPS of $0.76 versus $0.69 last year, 10% growth year-over-year	Diluted EPS of $1.41 versus $1.30 last year, 8% growth year-over-year
Operating cash flow of $99 million compared to $82 million last year

“We are pleased to report a very strong third quarter driven by continued rapid acceleration in our cloud business,” said Barak Eilam, CEO, NICE. “Cloud grew a record 35 percent and now represents 50 percent of our total revenue, which is a major milestone for NICE. We achieved 10 percent sequential growth in the cloud compared to the second quarter of this year, and we already surpassed the more than 800 million dollar cloud revenue run rate that we had originally expected by the end of the year.”

Mr. Eilam continued, “The acceleration in our cloud growth is being driven by several factors, including substantial growth in new customers, rapid adoption by large enterprises, new verticals that are embracing remote service and digital transformation that has become front and center for organizations of all sizes. We witnessed an increase of over 50 percent in new customers compared to the same quarter last year. Additionally, we saw a 91 percent sequential increase in digital volumes for CXone, and a 154 percent increase year-over-year, confirming the strength of our leadership in digital.”

GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2020 total revenues increased 6.1% to $409.8 million compared to $386.3 million for the third quarter of 2019.

Gross Profit: Third quarter 2020 gross profit and gross margin increased to $269.7 million and 65.8%, respectively, compared to $253.6 million and 65.7%, respectively, for the third quarter of 2019.

Operating Income: Third quarter 2020 operating income and operating margin increased to $62.0 million and 15.1%, respectively, compared to $55.7 million and 14.4%, respectively, for the third quarter of 2019.

Net Income: Third quarter 2020 net income and net income margin increased to $50.7 million and 12.4%, respectively, compared to $45.0 million and 11.7%, respectively, for the third quarter of 2019.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the third quarter of 2020 increased 10.1% to $0.76, compared to $0.69 in the third quarter of 2019.

Operating Cash Flow and Cash Balance: Third quarter 2020 operating cash flow was $99.0 million. As of September 30, 2020, total cash and cash equivalents, short term investments were $1,542.5 million, and total debt was $891.3 million.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2020 non-GAAP total revenues increased to $412.4 million, up 6.5% from $387.1 million for the third quarter of 2019.

Gross Profit: Third quarter 2020 non-GAAP gross profit and gross margin increased to $292.9 million and 71.0%, respectively, from $274.4 million and 70.9%, respectively for the third quarter of 2019.

Operating Income: Third quarter 2020 non-GAAP operating income and non-GAAP operating margin increased to $116.8 million and 28.3%, respectively, from $105.9 million and 27.4%, respectively, for the third quarter of 2019.

Net Income: Third quarter 2020 non-GAAP net income and non-GAAP net income margin increased to $93.6 million and 22.7%, respectively, from $84.3 million and 21.8%, respectively, for the third quarter of 2019.

Fully Diluted Earnings Per Share: Third quarter 2020 non-GAAP fully diluted earnings per share increased 8.5% to $1.41, compared to $1.30 for the third quarter of 2019.

Full-Year 2020 Guidance:

Full-year 2020 Non-GAAP total revenues are expected to be in a range of $1,645 million to $1,655 million.
Full-year 2020 Non-GAAP fully diluted earnings per share are expected to be in a range of $5.63 to $5.73.

Quarterly Results Conference Call

NICE management will host its earnings conference call today November 12th, 2020 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-344-364. The Passcode is 308 565 57. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 783 390 51.

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on long term debt and the tax effect of the Non-GAAP adjustments. Business combination accounting rules require the recognition of a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability should be based on its fair value at the date of acquisition. The Non-GAAP adjustment for a revenue arrangement is intended to reflect the full amount of such revenue. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). In addition, COVID-19 is contributing to a general slowdown in the global economy and may affect the Company’s business, results of operations, financial condition and our future strategic plans. At this time, the extent to which the COVID-19 may impact the Company’s financial condition or results of operations is uncertain. Furthermore, due to our subscription based business model, the effect of the COVID-19 may not be fully reflected in our results of operations until future periods, if at all. You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$753,116	$228,323
Short-term investments	789,415	210,772
Trade receivables	294,176	319,622
Prepaid expenses and other current assets	128,926	116,972

Total current assets	1,965,633	875,689

LONG-TERM ASSETS:
Long-term investments	-	542,389
Property and equipment, net	140,262	141,647
Deferred tax assets	25,808	30,513
Other intangible assets, net	395,809	411,019
Operating lease right-of-use assets	102,132	106,196
Goodwill	1,496,429	1,378,418
Other long-term assets	145,343	124,034

Total long-term assets	2,305,783	2,734,216

TOTAL ASSETS	$4,271,416	$3,609,905

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$33,685	$30,376
Deferred revenues and advances from customers	260,059	245,792
Current maturities of operating leases	21,846	21,519
Exchangeable senior notes	257,732	251,583
Accrued expenses and other liabilities	366,658	391,685

Total current liabilities	939,980	940,955

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	35,871	26,045
Operating leases	97,764	103,490
Deferred tax liabilities	44,088	52,509
Long-term debt	633,584	213,313
Other long-term liabilities	17,052	16,327

Total long-term liabilities	828,359	411,684

SHAREHOLDERS' EQUITY
Nice Ltd's equity	2,478,555	2,257,266
Non-controlling interests	24,522	-

Total shareholders' equity	2,503,077	2,257,266

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,271,416	$3,609,905

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2020	2019	2020	2019
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$38,746	$56,950	$141,611	$188,999
Services	169,358	178,609	513,529	525,947
Cloud	201,723	150,704	558,295	428,758
Total revenue	409,827	386,263	1,213,435	1,143,704

Cost of revenue:
Product	5,434	5,318	16,711	16,850
Services	47,008	54,476	150,558	164,218
Cloud	87,637	72,877	248,628	213,418
Total cost of revenue	140,079	132,671	415,897	394,486

Gross profit	269,748	253,592	797,538	749,218

Operating expenses:
Research and development, net	55,482	48,531	162,019	141,553
Selling and marketing	97,011	96,138	294,332	293,083
General and administrative	45,801	42,438	135,312	121,181
Amortization of acquired intangible assets	9,496	10,780	28,951	32,276
Total operating expenses	207,790	197,887	620,614	588,093

Operating income	61,958	55,705	176,924	161,125

Financial and other expense/(income), net	1,032	(252)	2,259	3,890

Income before tax	60,926	55,957	174,665	157,235
Taxes on income	10,273	10,918	33,293	33,074
Net income	$50,653	$45,039	$141,372	$124,161

Less: net loss attributable to non-controlling interests	112	-	378	-

Net income attributable to Nice Ltd.'s shareholders	$50,765	$45,039	$141,750	$124,161

Earnings per share:
Basic	$0.81	$0.72	$2.26	$2.00
Diluted	$0.76	$0.69	$2.15	$1.93

Weighted average shares outstanding:
Basic	62,756	62,160	62,624	62,041
Diluted	66,253	65,066	65,741	64,493

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2020	2019	2020	2019
GAAP revenues	$409,827	$386,263	$1,213,435	$1,143,704
Valuation adjustment on acquired deferred product revenue	-	-	-	15
Valuation adjustment on acquired deferred services revenue	81	3	81	5
Valuation adjustment on acquired deferred cloud revenue	2,458	867	5,187	2,692
Non-GAAP revenues	$412,366	$387,133	$1,218,703	$1,146,416

GAAP cost of revenue	$140,079	$132,671	$415,897	$394,486
Amortization of acquired intangible assets on cost of product	(1,135)	(1,123)	(3,394)	(2,972)
Amortization of acquired intangible assets on cost of services	(322)	(1,535)	(3,341)	(4,604)
Amortization of acquired intangible assets on cost of cloud	(16,800)	(15,270)	(48,422)	(45,118)
Valuation adjustment on acquired deferred cost of cloud	200	575	737	1,893
Cost of product revenue adjustment (1)	(69)	(97)	(205)	(304)
Cost of services revenue adjustment (1)	(1,677)	(2,106)	(4,957)	(6,251)
Cost of cloud revenue adjustment (1)	(809)	(358)	(2,601)	(2,142)
Non-GAAP cost of revenue	$119,467	$112,757	$353,714	$334,988

GAAP gross profit	$269,748	$253,592	$797,538	$749,218
Gross profit adjustments	23,151	20,784	67,451	62,210
Non-GAAP gross profit	$292,899	$274,376	$864,989	$811,428

GAAP operating expenses	$207,790	$197,887	$620,614	$588,093
Research and development (1,2)	(2,565)	(2,033)	(7,553)	(5,182)
Sales and marketing (1,2)	(5,561)	(7,737)	(19,623)	(19,211)
General and administrative (1,2)	(14,065)	(8,962)	(38,239)	(24,378)
Amortization of acquired intangible assets	(9,496)	(10,780)	(28,951)	(32,276)
Valuation adjustment on acquired deferred commission	35	76	106	245
Non-GAAP operating expenses	$176,138	$168,451	$526,354	$507,291

GAAP financial and other expense/(income), net	$1,032	$(252)	$2,259	$3,890
Amortization of discount on debt	(3,070)	(2,377)	(7,944)	(6,847)
Non-GAAP financial and other income, net	$(2,038)	$(2,629)	$(5,685)	$(2,957)

GAAP taxes on income	$10,273	$10,918	$33,293	$33,074
Tax adjustments re non-GAAP adjustments	14,911	13,324	39,701	33,258
Non-GAAP taxes on income	$25,184	$24,242	$72,994	$66,332

GAAP net income	$50,653	$45,039	$141,372	$124,161
Valuation adjustment on acquired deferred revenue	2,539	870	5,268	2,712
Valuation adjustment on acquired deferred cost of cloud revenue	(200)	(575)	(737)	(1,893)
Amortization of acquired intangible assets	27,753	28,708	84,108	84,970
Valuation adjustment on acquired deferred commission	(35)	(76)	(106)	(245)
Share-based compensation (1)	22,404	21,293	69,255	56,625
Acquisition related expenses (2)	2,342	-	3,923	843
Amortization of discount on long term debt	3,070	2,377	7,944	6,847
Tax adjustments re non-GAAP adjustments	(14,911)	(13,324)	(39,701)	(33,258)
Non-GAAP net income	$93,615	$84,312	$271,326	$240,762

GAAP diluted earnings per share	$0.76	$0.69	$2.15	$1.93

Non-GAAP diluted earnings per share	$1.41	$1.30	$4.13	$3.73

Shares used in computing GAAP diluted earnings per share	66,253	65,066	65,741	64,493

Shares used in computing non-GAAP diluted earnings per share	66,253	65,066	65,741	64,493

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended		Year to date
	September 30,		September 30,
	2020	2019	2020	2019

Cost of product revenue	$69	$97	$205	$304
Cost of services revenue	1,677	2,106	4,957	6,251
Cost of cloud revenue	809	358	2,601	2,142
Research and development	2,565	2,033	7,553	5,177
Sales and marketing	5,519	7,737	19,493	19,181
General and administrative	11,765	8,962	34,446	23,570
	$22,404	$21,293	$69,255	$56,625

(2)	Acquisition related expenses

	Quarter ended		Year to date
	September 30,		September 30,
	2020	2019	2020	2019

Research and development	$-	$-	$-	$5
Sales and marketing	42	-	130	30
General and administrative	2,300	-	3,793	808
	$2,342	$-	$3,923	$843

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2020	2019	2020	2019
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$50,653	$45,039	$141,372	$124,161
Depreciation and amortization	45,482	43,924	135,133	128,744
Stock based compensation	22,207	21,273	68,839	56,589
Amortization of premium and discount and accrued interest on marketable securities	2,080	387	(790)	(187)
Deferred taxes, net	(6,783)	(12,485)	(16,653)	(31,107)
Changes in operating assets and liabilities:
Trade Receivables	12,795	6,788	27,588	26,900
Prepaid expenses and other assets	3,131	(15,626)	(31,637)	(88,157)
Trade payables	6,036	(8,791)	5,231	(5,073)
Accrued expenses and other current liabilities	(15,124)	44,173	(36,584)	53,789
Operating lease right-of-use assets, net	4,414	4,346	12,926	11,842
Deferred revenue	(23,481)	(45,558)	14,617	13,311
Long term liabilities	-	(20)	-	(300)
Operating lease liabilities	(4,608)	(2,836)	(14,297)	(11,995)
Amortization of discount on long term debt	3,070	2,379	7,945	6,848
Other	(839)	(672)	(254)	(2,656)
Net cash provided by operating activities	99,033	82,321	313,436	282,709

Investing Activities

Purchase of property and equipment	(4,211)	(6,545)	(21,667)	(21,527)
Purchase of Investments	(151,589)	(187,752)	(306,077)	(493,894)
Proceeds from Investments	118,284	113,121	283,149	283,629
Capitalization of software development costs	(9,577)	(8,549)	(28,776)	(25,940)
Payments for business and asset acquisitions, net of cash acquired	(96,425)	(184)	(147,261)	(25,972)
Net cash used in investing activities	(143,518)	(89,909)	(220,632)	(283,704)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	828	1,693	8,177	4,711
Purchase of treasury shares	-	(7,897)	(27,601)	(22,612)
Capital Lease payments	-	(191)	(177)	(631)
Proceeds from issuance of exchangeable notes	451,469	-	451,469	-
Net cash provided by/(used in) financing activities	452,297	(6,395)	431,868	(18,532)

Effect of exchange rates on cash and cash equivalents	1,206	(1,489)	121	(1,733)

Net change in cash and cash equivalents	409,018	(15,472)	524,793	(21,260)
Cash and cash equivalents, beginning of period	$344,098	$236,311	$228,323	$242,099

Cash and cash equivalents, end of period	$753,116	$220,839	$753,116	$220,839